

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2019

Joanne Zuo
Chief Financial Officer
Four Seasons Education (Cayman) Inc.
5th Floor, Building C Jin'an 610
No. 610 Hengfeng Road, Jing'an District
Shanghai 200070
People's Republic of China

> **Re: Four Seasons Education (Cayman) Inc.**
> **Form 20-F for the Fiscal Year Ended February 28, 2018**
> **Filed June 27, 2018**
> **File No. 001-38264**

Dear Ms. Zuo:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended February 28, 2018

Item 5, Operating and Financial Review and Prospects, page 62

1.   We note on page 9 that approximately half of your learning centers did not possess required fire safety permits or were not in full compliance with fire safety regulations at the time of filing of your Form 20-F. We also note that you were attempting to obtain required permits and licenses and were in the process of identifying suitable locations, negotiating leases and conducting renovations to relocate these existing learning centers to new locations so as comply with these regulations. Please expand your discussion of operating results and trends in accordance with Items 5A4 and 5D of Form 20-F. Explain how these regulatory uncertainties have materially affected or could materially affect your operations as well as your revenues, income from continuing operations, and profitability. Discuss also how these uncertainties and related demands and events are reasonably likely

to have a material effect on your liquidly and capital resources.

Donation Commmitments, page F-33

2.   We note that during 2016 you agreed to donate RMB100 million to Shanghai East Normal University Education Development Fund ("Fund") over a five year period. Please explain for us your consideration of whether or not your donation was an unconditional promise to give cash. Tell us your basis in the accounting literature for reporting your donation as marketing expenses and recognizing the payments on a straight-line basis over five years.

3.   In this regard, tell us how the guidance provided by ASC 720-25-25-1, ASC 720-25-30-1, and ASC 958-605-25-8 through -25-15 affected your consideration of how to account for this donation.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications